

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

<u>Via E-mail</u>
Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7700 Forsyth Boulevard
St. Louis, Missouri 63105

      Re: Centene Corporation
             Preliminary Proxy Statement on Schedule 14A
             Filed March 6, 2015
             File No. 001-31826

Dear Mr. Neidorff:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Proposal Four, page 18</u>

1. We note that your Board of Directors adopted an amendment to the Company's By-Laws to specify that the sole and exclusive forum for certain actions involving the Company shall be the Court of Chancery of the State of Delaware. Please revise your disclosure concerning the By-Law to note the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Michael F. Neidorff
Centene Corporation
March 11, 2015
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director